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ANNUAL REPORT

SANDSTORM
GOLD LTD.

CONTENTS

Who We Are

AT SANDSTORM WE ARE A FORWARD THINKING TEAM THAT IS FOCUSED, DILIGENT AND NIMBLE, PROVIDING INNOVATIVE FINANCING ALTERNATIVES TO MINING COMPANIES WITH HIGH QUALITY ASSETS IN ORDER TO DELIVER STRONG RISK ADJUSTED RETURNS TO SHAREHOLDERS. RISK ANALYSIS (INCLUDING TECHNICAL, FINANCIAL, SOCIAL AND ENVIRONMENTAL) AND OPPORTUNITY IDENTIFICATION (INCLUDING EXPLORATION AND OPERATIONAL UPSIDE) ARE THE FOUNDATIONAL BUILDING BLOCKS OF OUR BUSINESS MODEL. WE FOCUS ON LONG-TERM GROWTH, NOT SHORT TERM SUCCESS AND ALTHOUGH OUR TEAM IS SMALL, WE THINK BIG. AT OUR CORE, WE VALUE INTEGRITY, TRUST, INNOVATION, CREATIVITY AND HARD WORK. WE ARE CONTINUALLY ADAPTING AND IMPROVING TO ENSURE WE BECOME THE RESOURCE SECTOR'S BEST RISK-ADJUSTED CASH FLOW INVESTMENT VEHICLE.

A Message To Our Shareholders

The precious metals mining sector was one of the worst performing sectors in the U.S. during 2013. Over 880 tonnes of gold were liquidated by exchange-traded funds during the year resulting in the price of gold selling for as low as $1,180 per ounce, the shutdown of precious metal mines around the world, and the bankruptcy of companies that had previously been valued at hundreds of millions and even billions of dollars. Sandstorm Gold was not immune to these pressures. As debt and equity capital fled the industry, our streaming and royalty partners were forced to put mine construction on hold, scale back expansion plans, and suspend operations. Our investors began to scrutinize the quality of the Sandstorm portfolio with the most frequently asked questions related to costs of production.

The bulk of our record gold production in 2013 (36,146 ounces), was delivered from mining operations that proved to be resilient and economically robust. The average all-in cost of production from our key partners finished the year at close to $1,000 per ounce, significantly lower than the average junior producer. On top of that, all of the material assets remaining in our portfolio have reached commercial production leaving Sandstorm with the least amount of construction and completion risk relative to our peers.

Sandstorm's streaming agreements allowed the company to purchase gold at an average cost of $420 per ounce during the year, which translated to free cash flow of over $30 million. Furthermore, it is no accident that we have accumulated $100 million in cash and carry no debt at this time in the industry cycle, and that a number of our assets have demonstrated significant exploration upside and expansion potential beyond their initial mine plans. Although we have had a few missteps, the business model is working.

Based on our existing gold streams and royalties, we expect our attributable gold production to increase by more than 50% over the next two years but to be candid, I am not satisfied with that. Our goal is to become the gold industry's best risk adjusted investment vehicle and we will get there by making smart streaming and royalty investments on quality projects with capable management teams. Given some of the events that unfolded in 2013, we have gone through a process to reengineer our deal analysis and evaluation procedures and I can confidently say that our risk analysis is better, our technical assessments are more rigorous but at the same time, we have remained nimble enough to take advantage of the opportunities that are in front of us.

I believe that we are going to see the price of gold move higher over the next number of years. Gold is money and I expect that it will outperform the world's major fiat currencies as a result of the indebtedness of government entities around the world. History has shown that an operating mining company does not see their margins keep pace with increases in the price of gold. However, one of the key benefits of owning Sandstorm is that because our ongoing costs are fixed under the streaming agreements, our company's margins expand along with a rising gold price.

In the year ahead we are focused on one overriding goal; building shareholder value. The opportunity in front of us is great, and I am confident that we will be able to grow by completing accretive streams and royalties in the months and years ahead.

"Nolan Watson"
President & Chief Executive Officer

Directors of Sandstorm Gold

 

NOLAN WATSON
President, CEO & Chairman

DAVID AWRAM
Senior Executive VP & Director

Management Team

ERFAN KAZEMI
Chief Finacial Officer

↳ top, left

TOM BRUINGTON
Executive VP, Project Evaluation

↳ top, middle

RON HO
Vice *President of Finance*

↳ top, right

JUSTIN COCHRANE
Executive Vice *President,
Corporate Development*

↳ bottom, left

ADAM SPENCER
Vice *President,
Corporate Development*

↳ bottom, right







ANDREW T. SWARTHOUT
Director

DAVID E. DE WITT
Director

JOHN P. A. BUDRESKI
Director

Management Team











Facts and Figures

8

GOLD STREAMS

27

GOLD ROYALTIES

13

PRODUCING MINES

59%

CASH FLOW
NORTH AMERICA

39%

CASH FLOW
SOUTH AMERICA

2%

CASH FLOW
SOUTH AFRICA



Facts and Figures

GOLD PRODUCTION ┊ Measured in Ounces

In 000's



2011	
2012	
2013	
12 month forecast	
36 month forecast	

0   10   20   30   40   50   60   70

* Including ounces attributable to Premier Royalties.

STREAM & ROYALTY REVENUE ┊ By Operating Segment



Santa Elena Stream

Premier Royalties

Black Fox Stream

Bachelor Lake Stream

Other Streams & Royalties

Aurizona Gold Stream

Premier Royalties

$60m
REVENUE

GEOGRAPHICAL LOCATIONS North America



A NORTH AMERICA Canada Québec Province

| 1 | 49° 30' N, 76° 09' W | **Bachelor Lake** | Metanor Resources Inc. | ● ○ |
| 2 | 49° 41' N, 77° 40' W | **Bracemac-McLeod** | GlencoreXtrata plc | ○ |



B NORTH AMERICA Canada North West Territories / Newfoundland

| 3 | 49° 55' N, 56° 04' W | **Ming Mine** | Rambler Metals & Mining plc | ● |
| 4 | 61° 34' N, 124° 48' W | **Prairie Creek** | Canadian Zinc Corp. | ○ |



C NORTH AMERICA | Canada   Ontario Province



5	48° 32' N, 80° 20' W	**Black Fox Mine**	Brigus Gold Corp.	●
6	48° 22' N, 81° 34' W	**Thunder Creek**	Lake Shore Gold Corp.	○
7	48° 08' N, 80° 04' W	**HM Claim Property**	Kirkland Lake Gold Inc.	○
8	51° 31' N, 90° 05' W	**Pickle Crow**	PC Gold Inc.	○
9	51° 01' N, 93° 52' W	**East My-Ritt**	Mega Precious Metals Inc.	○
10	51° 28' N, 92° 23' W	**Argosy Gold Mine**	Cangold Ltd.	○
11	51° 0' N, 93° 53' W	**Newman-Madsen**	Sabina Gold & Silver Corp.	○
12	51° 13' N, 92° 53' W	**Skinner**	Sabina Gold & Silver Corp.	○
13	51° 04' N, 93° 50' W	**Broulan Reef**	Premier Gold Mines Ltd.	○

D NORTH AMERICA | USA   Nevada State



14	40° 37' N, 115° 58' W	**Emigrant Springs**	Newmont Mining Corp.	○
15	39° 15' N, 115° 33' W	**Mt. Hamilton**	Solitario Exploration & Royalty Corp.	○
16	38° 59' N, 119° 15' W	**Ann Mason**	Entrée Gold Inc.	○
17	40° 38' N, 116° 01' W	**Red Ridge**	McEwen Mining Inc.	○
18	40° 37' N, 116° 01' W	**Rain**	Newmont Mining Corp.	○

E NORTH AMERICA | USA / Mexico



19	32° 51' N, 108° 59' W	**Summit Mine**	Santa Fe Gold Corp.	●
20	30° 01' N, 110° 10' W	**Santa Elena**	Silvercrest Mines Inc.	●
21	30° 23' N, 110° 40' W	**Cerro Prieto**	Goldgroup Mining Inc.	○

● GOLD STREAMS
○ ROYALTIES

GEOGRAPHICAL LOCATIONS Central America : South America : Africa : Asia : Australia

---

F CENTRAL AMERICA : Honduras : North-West Province



22	14° 46' N, 88° 57' W	**San Andres**	Aura Minerals Inc. ○

G AFRICA : South Africa : North-West Province



23	26° 50' S, 26° 48' E	**MWS**	Anglo Gold Ashanti Ltd. ○
24	26° 54' S, 26° 48' E	**Buffelsfonteine**	Village Main Reef Ltd. ○

H : SOUTH AMERICA : French Guiana / Brazil / Argentina





25	01° 17' S, 45° 45' W	Aurizona	Luna Gold Corp.	●
26	07° 32' S, 55° 03' W	Coringa	Magellan Minerals Ltd.	○
27	05° 56' S, 49° 40' W	Serra Pelada	Colossus Minerals Inc.	○
28	14° 51' S, 59° 39' W	Sao Francisco	Aura Minerals Inc.	○
29	14° 32' S, 59° 46' W	Sao Vicente	Aura Minerals Inc.	○
30	04° 42' N, 53° 56' W	Paul Isnard	Columbus Gold Corp.	○
31	29° 43' S, 68° 38' W	Gualcamayo	Yamana Gold Inc.	○
32	47° 42' S, 67° 21' W	Don Nicolas	Minera IRL	○

I : ASIA : Mongolia :::::::::::: Ömnögovi Region



33	43° 04' N, 106° 51' E	Hugo North Extension	Entrée Gold Inc.	●
34	42° 58' N, 106° 49' E	Heruga	Entrée Gold Inc.	●

J : AUSTRALIA : Australia :::::::::::: Western Australia Province



35	28° 40' S, 116° 23' E	Deflector	Mutiny Gold Ltd.	●

●	GOLD STREAMS
○	ROYALTIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

—

For the Year Ended December 31, 2013

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") should be read in conjunction with the consolidated financial statements of Sandstorm for the year ended December 31, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The information contained within this MD&A is current to March 10, 2014 and all figures are stated in U.S. dollars unless otherwise noted.

Highlights

Record gold sales, excluding Premier Royalty's attributable ounces, for the three months and year ended December 31, 2013 were 10,523 ounces and 36,146 ounces, respectively, representing an increase of 45% and 8% over the comparable periods in 2012.

Record revenue for the three months and year ended December 31, 2013 were $15.8 million and $59.8 million, respectively, representing an increase of 27% and 7% over the comparable periods in 2012.

The Company acquired 100% of the common shares of Premier Royalty Inc. With this acquisition, Sandstorm has a cash balance of approximately $100 million and a portfolio of eight gold streams and 27 gold royalties.

The Company entered into a $35.0 million production based metal credit purchase agreement. Sandstorm has agreed to purchase metal credits equivalent to 25.7% and 33.8% of Entrée's 20% share of the gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively.

Luna announced a reserve and resource update stating that expected annual production could increase to as high as 125,000 ounces of gold per year at its Aurizona Mine.

The Company remitted a $10 million loan to Luna Gold Corp. in accordance with its previously announced commitment to issue a non-revolving loan facility to Luna. The loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I expansion and exploration activities at Luna's Aurizona Mine.

The Company acquired a 1.0% net smelter returns royalty on the Paul Isnard gold project owned by Columbus Gold Corporation. Columbus Gold recently completed a phase I drilling program that consisted of 15,721 metres in 45 core holes in the Montagne d'Or deposit which is located within the Paul Isnard gold project area. This drill program significantly increased the inferred gold resource to 117.1 million tonnes at 1.43 grams per tonne gold (5.37 million ounces). The Montagne d'Or deposit is one of numerous prospects and projects located within the large 149 kilometres^2 Paul Isnard project. For consideration, Sandstorm made an upfront payment of $5.0 million. As part of the agreement, Columbus Gold has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Paul Isnard project.

Metanor recently announced the Bachelor Lake Mine has reached commercial production and continues to progress towards full production.

The Company amended the previously announced Gold Stream agreement with Mutiny Gold Ltd. In accordance with the amended Gold Stream, Sandstorm has agreed to purchase an amount equal to 2.6% of the gold produced from the Deflector property in exchange for an upfront payment of $6 million which has been remitted to Mutiny.

Subsequent to year end, Colossus received approval from the majority of its creditors to complete a court-supervised-restructuring which provides for a reorganization of Colossus' capital structure through the conversion of its Gold Linked Notes and its precious metals purchase agreements with Sandstorm into equity. As part of this restructuring, Sandstorm has agreed to cancel its gold and platinum purchase agreements (previously entered into on September 19, 2012), in exchange for a 1.6% NSR and common shares of Colossus. The Restructuring, which is expected to close in March 2014, would result in Sandstorm owning over 30% of the outstanding common shares of Colossus.

Subsequent to year end, the Company exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration and as complemented in the original purchase agreement, Sandstorm agreed to make an upfront payment of $10 million which represents approximately 20% of the upfront capital expenditures relating to gold production and will continue to make ongoing per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to $450.

Overview

The Company is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams") from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine's gold or silver ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has eight Gold Streams and 27 net smelter returns royalties ("NSR"s), of which 13 of the underlying mines are producing gold.

Outlook

Based on the existing Gold Streams and including attributable production relating to the Company's NSRs, forecasted 2014 attributable production is between 40,000 – 50,000 Gold Equivalent ounces, increasing to approximately 60,000 of Gold Equivalent ounces per annum by 2016. This growth is largely driven by the Company's portfolio of Gold Streams with mines, most of which are either currently producing or expected to commence production by 2015.

Streams and Royalties



BLACK FOX MINE
Gold pour in progress

Aurizona Gold Stream

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment equal to the lesser of $404 and the then prevailing market price of gold.

As at December 31, 2013, the Company had paid $4.9 million and will contribute another $5.1 million in capital towards the phase one production expansion project ("Phase 1 Expansion") at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In addition, the Company remitted a $10.0 million loan to Luna in accordance with its previously announced commitment to issue a non-revolving loan facility to the company. The loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I Expansion and exploration activities at Luna's Aurizona Mine.

Black Fox Stream

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Brigus Gold Corp.'s ("Brigus") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Brigus' Black Fox Extension (the "Black Fox Extension"), which includes a portion of Brigus' Pike River concessions, for a per ounce payment equal to the lesser of $509 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,200 tonne-per-day mill.



CURRENT ACTIVITIES

↳ Luna recently announced a $20 million equity financing which closed in February 2014.

↳ Luna announced an increase in reserves to 2.36 million ounces of gold which extends the mine life to 15 years with production estimated to be between 125,000 and 140,000 ounces per annum at its Aurizona Mine. For further information regarding the results please visit the Luna Gold website at www.lunagold.com.

↳ Brigus and Primero Mining Corp. ("Primero") recently completed an arrangement whereby Primero acquired all of the outstanding common shares of Brigus; thereby creating a diversified, Americas based mid-tier gold producer.

↳ Brigus continues its underground exploration at the Black Fox Mine. The exploration program is intended to expand the gold deposit and extend the mine life. As part of the exploration program, Brigus recently announced two test holes which were drilled from underground and intersected the Black Fox mineralization. The first test hole intersected 40.71 grams per tonne gold over 26.75 metres, including 103.20 grams per tonne gold over 8.35 metres; while the second drill hole assayed 18.09 grams per tonne gold over 37.80 metres, including 39.45 grams per tonne gold over 10.35 metres. For more information on the results refer to www.brigusgold.com.

CURRENT ACTIVITIES

↳ SilverCrest announced an expansion pre-feasibility study including updated reserve and resource estimations for the Santa Elena Mine. The updated probable reserves (underground, open pit and leach pad) are estimated at 8.2 million tonnes grading 74.9 grams per tonne silver and 1.24 grams per tonne gold containing 19.7 million ounces of silver and 327,430 ounces of gold, representing a 103% increase in contained silver and a 50% increase in contained gold over the previous probable reserves statement.

↳ The expansion plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from the Santa Elena open pit, the Santa Elena underground, Cruz de Mayo satellite deposit and re-treatment of the material on the heap leach pads to recover residual silver and gold values. The construction of a 3,000 tonne per day mill at Santa Elena is nearing completion and SilverCrest is expecting to commission the plant during the second quarter of 2014. The initial mill feed will be from open-pit operations, transitioning to an underground and heap leach pad ore mix in the third quarter of 2014.

↳ Metanor recently announced positive results from its underground drilling campaign. The intention of the campaign is to increase the resources at the Bachelor Lake Mine. For further information regarding the results please visit the Metanor website at www.metanor.ca.

↳ Metanor recently announced the Bachelor Lake Mine has reached commercial production and continues to progress towards full production.

Santa Elena Gold Stream



The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.'s ("SilverCrest") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to (i) the lesser of $350 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to $450 and the then prevailing market price of gold for the underground mine.

SilverCrest has implemented a three year expansion plan to increase metals production at the Santa Elena Mine (open pit and underground) and to transition from a heap leach operation to a conventional mill. Subsequent to year end, the Company received official notification of SilverCrest's intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm agreed to make an upfront payment of $10.0 million which represents approximately 20% of the upfront capital expenditures relating to gold production and will continue to make ongoing per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to $450.

Bachelor Lake Gold Stream

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow by the end of 2017.

Production at the Bachelor Lake Mine began in early 2013 and the findings from the 2011 pre-feasibility study showed an expected ramp up to 60,000 ounces of gold per year at full commercial production. The Bachelor Lake Mine is a long hole mining operation with an operating mill and surface infrastructure.

Ming Gold Stream

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2013 metallurgical recoveries, Sandstorm's 2014 gold purchase entitlement was increased to 33%.



Hugo North Extension & Heruga Stream

Sandstorm has a Gold Stream with Entrée Gold Inc. ("Entrée") to purchase an amount equal to 25.7% and 33.8% of Entrée's 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively).

For consideration, during the year ended December 31, 2013, the Company paid an upfront cash deposit of $35.0 million and will make ongoing per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments). Additionally, Sandstorm also purchased 17,857,142 common shares of Entrée (the "Shares") at a price of C$0.56 per Share for consideration of approximately C$10.0 million.

The Company also entered into an agreement with Entree, to purchase an amount equal to 2.5% of Entrée's 20% share of the copper produced from Hugo North Extension and Heruga, for an upfront payment of $5.0 million. Concurrently, the Company entered into an agreement with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy") to sell all of the copper purchased from Entrée in return for Sandstorm Metals & Energy making a payment of $5.0 million in common shares to Sandstorm Gold and remitting the ongoing per pound payments.

CURRENT ACTIVITIES

↳ Rambler recently provided a reserve and resource estimate update for the Ming Mine. The reserve update shows the replacement of all tonnes mined from the 1807 Zone to-date; thereby, extending the mine life by one year. Additionally, all zones remain open to further exploration.

↳ Rambler released a favorable preliminary economic assessment that sees the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study.

The Company also acquired a 0.4% NSR on the future sale of any metals and minerals derived from a portion of the Ann Mason project (which includes the Ann Mason and Blue Hill deposits) in Nevada (the "Ann Mason Project"). In consideration for the royalty, Sandstorm made a $5.0 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

Hugo North Extension is a rich porphyry copper-gold deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Deflector Gold Stream

The Company has a Gold Stream to purchase 2.6% of the life of mine gold produced from Mutiny Gold Ltd.'s ("Mutiny") open pit Deflector project, located in Western Australia (the "Deflector Mine") for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

During the year ended December 31, 2013, Sandstorm amended its previously announced Gold Stream agreement with Mutiny (the "Amended Gold Stream"). In accordance with the Amended Gold Stream, Sandstorm has agreed to purchase an amount equal to 2.6% of the gold produced from the Deflector Mine in exchange for an upfront payment of $6.0 million. The payment was previously remitted to Mutiny in the form of a loan; therefore, no additional payments are required to be made by Sandstorm.

The Deflector Mine is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Mine over a 7.5 year mine life. Production is anticipated to begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility.

Premier Royalties

During the year ended December 31, 2013 and through a series of transactions, the Company acquired 100% of the common shares of Premier Royalty Inc. ("Premier Royalty").

The Company initially acquired a controlling position in Premier Royalty in January 2013 when the Company acquired 46.7 million common shares and 7.0 million warrants of Premier Royalty or 59.9% of the then currently issued and outstanding shares. In acquiring this initial position, the Company entered into a share purchase agreement (the "Agreement") with Premier Gold Mines Ltd. ("Premier Gold"). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5.6 million special warrants ("Special Warrants") each being exercisable into one common share of Sandstorm for no additional consideration. As at December 31, 2013, Premier Gold had exercised all of the Special Warrants.

Subsequently, on October 4, 2013, the Company closed an arrangement agreement (the "Arrangement Agreement") whereby Sandstorm acquired the remaining common shares of Premier Royalty, which combined with its existing position resulted in Sandstorm owning 100% of the outstanding common shares of Premier Royalty. Under the Arrangement Agreement, Premier Royalty shareholders received common shares of Sandstorm (the "Sandstorm Shares") on the basis of 0.145 of a Sandstorm Share for each Premier Royalty common share held, or 4.6 million shares to the shareholders of Premier Royalty for a total value of approximately of $23.3 million (the "Additional Consideration"). Furthermore, in accordance with the terms of the outstanding warrants to acquire Premier Royalty Shares (each, a "Premier Royalty Warrant"), each holder of a Premier Royalty Warrant outstanding immediately prior to the effective time of the Arrangement Agreement will receive on subsequent exercise of such holder's Premier Royalty Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.145 of a Sandstorm Share.

As a result of obtaining 100% of the common shares of Premier Royalty, Sandstorm adds a number of quality royalty assets to its portfolio along with over $30 million in cash, placing the Company in an excellent position for continued growth.

BUSINESS COMBINATION When the Company acquired an initial 59.9% controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company was required to consolidate all the operating results of Premier Royalty post acquisition date (January 30, 2013) and reflect the consolidated financial results for both companies.

The total consideration of $90.2 million for the 59.9% interest, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as presented in Figure 2.1.

Upon closing the Arrangement Agreement and acquiring the remaining issued and outstanding shares of Premier Royalty, the Company recognized the difference between the Additional Consideration of $23.3 million and the non-controlling interest recognized on initial acquisition as an increase of $16.7 million to equity. During the year ended December 31, 2013, the Company assessed the goodwill which arose on the acquisition of Premier Royalty and recognized an impairment charge of $35.8 million for the full amount of goodwill.

Figure 2.1

Purchase price:	January 30, 2013	
Fair value of 5,604,277 special warrants	$	64,394
Cash paid		25,812
	$	**90,206**

Allocation of purchase price:		
Cash	$	39,911
Accounts receivable and other		2,282
Royalty interests in mineral properties		61,596
Premier Royalty common share purchase warrants		877
Goodwill		36,813
Accounts payable and accruals		(1,298)
Redeemable warrants		(1,130)
Deferred income tax liability		(8,871)
Non-controlling interest		(39,974)
	$	**90,206**

Gualcamayo Royalty

The Company has a 1.0% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana Gold Inc. ("Yamana"). The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

Emigrant Springs Royalty

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 kilometres from the gold plant modules where residues from the treatment plants are deposited.

Mt. Hamilton Royalty

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC ("MH-LLC") which is 80% owned by Solitario Exploration & Royalty Corp. ("Solitario") and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the year ended December 31, 2012 and a subsequent $4.0 million payment in January 2013.

Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

Bracemac-McLeod Gold Royalty

Sandstorm has a 0.6% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore Xstrata plc ("Glencore"). The Bracemac-McLeod Mine began initial production in the second half of 2013.

Sandstorm previously entered into a Gold Stream agreement with Donner Metals Ltd. ("Donner"), but when Donner announced its inability to meet the cash calls under their operating agreement with Glencore, Sandstorm converted its Gold Stream into a 0.6% NSR. As a result of this conversion, the Company recorded an impairment charge of $3.2 million during the year ended December 31, 2013.

Serra Pelada Royalty

The Company has agreed to receive a 1.6% NSR based on a 100% of the production from the Serra Pelada mine located in Para, Brazil (the "Serra Pelada Mine") which is owned and operated by Colossus Minerals Inc. ("Colossus").

Sandstorm previously entered into a Gold Stream agreement with Colossus, which entitled the Company to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada Mine, but in 2013 Colossus announced its inability to secure the necessary financing required to bring the mine into production. As a result and subsequent to the year ended December 31, 2013, Colossus filed a proposal under the Bankruptcy and Insolvency Act (Canada), to allow it to pursue a restructuring and a sale process with the benefit of creditor protection under Court-supervision. The terms of the court-supervised-restructuring provide for a reorganization of Colossus' capital structure through the conversion of its Gold Linked Notes and its precious metals purchase agreements with Sandstorm into equity (the "Restructuring").

As part of the Restructuring, Sandstorm has agreed to cancel its gold and platinum purchase agreements (previously entered into on September 19, 2012), in exchange for a 1.6% NSR and common shares of Colossus. The Restructuring, which is expected to close in March 2014, would result in Sandstorm owning over 30% of the outstanding common shares of Colossus.

Sandstorm Metals & Energy, via a back-to-back agreement with Sandstorm Gold, entered into a palladium purchase agreement (the "Palladium Stream") with Colossus and has agreed to cancel the Palladium Stream in exchange for a 0.4% NSR and approximately 8% of the outstanding common shares of Colossus.

The Serra Pelada Mine is a high grade gold-platinum-palladium deposit located in the mineral and mining prolific Carajas region in Para State, northern Brazil. The existing infrastructure and accessibility to the site are excellent due to the close proximity of a number of major mines. During the 1980's, the Serra Pelada Mine hosted the largest ever gold rush in Latin America with up to 80,000 artisanal miners producing 2.0 million ounces of gold, plus platinum and palladium, from a hand-dug open pit.

IMPAIRMENT

↳ Given the development delays at Serra Pelada and the additional capital needed to bring the mine into production, the Company re-evaluated its investment in Colossus. As a result of its review and circumstances specific to certain assets, the Company recorded an impairment charge to the Serra Pelada Gold Stream in the amount of $52.2 million during the year ended December 31, 2013. Sandstorm believes any future restructuring associated with Colossus may provide Sandstorm the opportunity to extract value from its initial investment.

Revolving Credit Facility

During the year ended December 31, 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the "Syndicate"). The Revolving Loan includes an increase of available credit to $100 million from $50 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. As at December 31, 2013, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

Key Stream and Royalty Terms

Gold Interests	Partner	Location of Mine	Attributable Gold Production	Term of Agreement
Aurizona Mine	Luna	Brazil	17%	Life of Mine
Santa Elena Mine	SilverCrest	Mexico	20%	Life of Mine
Black Fox Mine	Brigus	Canada	8%	Life of Mine
Bachelor Lake Mine	Metanor	Canada	20%	Life of Mine
Hugo North Extension	Entrée Gold	Mongolia	6.76% (Gold) (Silver)	Life of Mine
Heruga	Entrée Gold	Mongolia	5.14% (Gold) (Silver)	Life of Mine

Royalty Interest	Partner	Location of Mine	Attributable Gold Production	Term of Agreement
Bracemac-McLeod Mine	Glencore	Canada	0.6% NSR	Life of Mine
Mt. Hamilton	Solitario Exploration	USA	2.4% NSR	Life of Mine
Paul Isnard Project	Columbus Gold	French Guiana	1.0% NSR	Life of Mine
Gualcamayo Mine	Yamana Gold	Argentina	1.0% NSR	Life of Mine
Emigrant Springs Mine	Newmont	United States	1.5% NSR	Life of Mine
Mine Waste Solutions	Anglogold Ashanti	Africa	1.0% NSR	Life of Mine

Summary of Annual Results

Year Ended

In $000s	December 31, 2013	December 31, 2012	December 31, 2011
Total revenue	$ 59,836	$ 55,943	$ 29,967
Gold ounces sold	36,146	33,514	18,516
Gold sales	50,644	55,943	29,967
Royalty revenue	9,192	–	–
Average realized gold price per ounce [1]	1,401	1,669	1,618
Average cash cost per ounce [1]	420	356	420
Cash flow from operations	32,217	37,624	20,662
Cash flow from operations per share (basic) [1]	0.34	0.50	0.32
Cash flow from operations per share (diluted) [1]	0.31	0.44	0.27
Net (loss) income attributable to shareholders of Sandstorm	(73,752)	21,927	12,489
Net (loss) income	(74,629)	21,927	12,489
Basic income per share	(0.78)	0.29	0.19
Diluted income per share	(0.78)	0.25	0.16
Total assets	379,703	341,427	152,792
Total long-term liabilities	6,134	–	–

[1] *See non-IFRS measures section below.*

The Company's operating segments for the year ended December 31, 2013
are summarized in the table below:

In $000s	Ounces sold	Sales and royalty revenue		Cost of sales (excluding depletion)		Depletion	Impairment of mineral interest and goodwill		(Loss) Income before taxes		Cash flow from operations
Aurizona	13,678	$	19,264	$	5,471	$ 1,267	$	–	$	12,526	$ 13,793
Bachelor Lake	7,172		10,239		3,586	4,315		–		2,338	6,653
Black Fox	7,925		11,322		3,997	5,645		–		1,680	7,325
Ming	1,274		1,667		–	872		–		795	1,667
Santa Elena	6,097		8,444		2,131	3,324		–		2,989	6,313
Serra Pelada	–		–		–	–		(52,204)		(52,204)	–
Royalties [1]	–		8,900		–	8,515		(38,974)		(42,977)	4,017
Corporate	–		–		–	–		–		(14,258)	(7,551)
Consolidated	**36,146**	**$**	**59,836**	**$**	**15,185**	**$ 23,938**	**$**	**(91,178)**	**$**	**(89,111)**	**$ 32,217**

[1] Includes Bracemac-McLeod and Premier Royalty.

The Company's operating segments for the year ended December 31, 2012
are summarized in the table below:

In $000s	Ounces sold	Sales		Cost of sales (excluding depletion)		Depletion	Other Income		(Loss) Income before taxes		Cash flow from operations
Aurizona	11,554	$	19,271	$	4,622	$ 1,698	$	–	$	12,951	$ 14,574
Bachelor Lake	1,144		1,940		572	599		–		769	1,420
Black Fox	8,391		13,981		4,196	5,659		5,630		9,756	9,798
Ming	5,205		8,589		–	3,145		–		5,444	8,589
Santa Elena	6,967		11,755		2,438	2,932		–		6,385	9,316
Summit	253		407		101	286		–		20	306
Corporate	–		–		–	–		–		(10,148)	(6,379)
Consolidated	**33,514**	**$**	**55,943**	**$**	**11,929**	**$ 14,319**	**$**	**$5,630**	**$**	**25,177**	**$ 37,624**

Summary of Quarterly Results (in accordance with IFRS)

Quarters Ended

In $000s	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Total revenue	$ 15,767	$ 15,352	$ 13,353	$ 15,364
Gold ounces sold	10,523	9,570	7,473	8,581
Gold sales	13,360	12,671	10,582	14,031
Royalty revenue	2,407	2,681	2,771	1,333
Average realized gold price per ounce [1]	1,270	1,324	1,416	1,635
Average cash cost per ounce [1]	407	430	417	427
Cash flow from operations	8,138	8,577	8,539	6,963
Cash flow from operations per share (basic) [1]	0.08	0.09	0.09	0.08
Cash flow from operations per share (diluted) [1]	0.08	0.08	0.08	0.07
Net (loss) income attributable to shareholders of Sandstorm [2]	(39,863)	(1,446)	(14,975)	(17,468)
Net loss [2]	(39,863)	(1,917)	(15,228)	(17,621)
Basic (loss) income per share	(0.40)	(0.02)	(0.16)	(0.19)
Diluted (loss) income per share	(0.40)	(0.02)	(0.16)	(0.19)
Total assets [2]	379,703	420,623	418,206	445,476
Total long-term liabilities	6,134	6,848	8,113	9,622

In $000s	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012	Mar. 31, 2012
Total revenue	$ 12,423	$ 15,102	$ 14,954	$ 13,464
Gold ounces sold	7,243	9,066	9,259	7,946
Gold sales	12,423	15,102	14,954	13,464
Royatly revenue	-	-	-	-
Average realized gold price per ounce	1,715	1,666	1,615	1,694
Average cash cost per ounce [1]	410	408	298	314
Cash flow from operations	6,504	10,598	11,258	9,264
Cash flow from operations per share (basic) [1]	0.08	0.14	0.16	0.14
Cash flow from operations per share (diluted) [1]	0.06	0.12	0.14	0.11
Net (loss) income attributable to shareholders of Sandstorm	7,367	4,861	5,283	4,416
Net (loss) income	7,367	4,861	5,283	4,416
Basic income per share	0.09	0.06	0.07	0.06
Diluted income per share	0.07	0.05	0.06	0.05
Total assets	341,427	332,436	178,046	166,896
Total long-term liabilities	-	-	187	-

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended December 31, 2013 are summarized in the table below:

In $000s	Ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before income taxes	Cash flow from operations
Aurizona	3,300	$ 4,168	$ 1,320	$ 391	$ –	$ 2,457	$ 2,900
Bachelor Lake	2,628	3,527	1,314	1,562	–	651	2,226
Black Fox	1,770	2,280	894	1,266	–	120	1,386
Ming	656	825	–	499	–	326	861
Santa Elena	2,169	2,726	759	1,295	–	673	1,968
Serra Pelada	–	–	–	–	52,204	(52,204)	401
Royalties [1]	–	2,241	–	1,905	–	(1,935)	–
Corporate	–	–	–	–	–	(3,208)	(1,604)
Consolidated	**10,523**	**$ 15,767**	**$ 4,287**	**$ 6,918**	**$ 52,204**	**$ (53,120)**	**$ 8,138**

[1] *Includes Bracemac-McLeod and Premier Royalty.*

1   *See non-IFRS measures section below.*

2   *The net loss attributable to shareholders of Sandstorm, net loss and total assets have changed from the amounts reported during the previous quarters to reflect the adjustments to the purchase price allocation for the acquisition of Premier Royalty, which were made retrospectively. As a result of these adjustments the net loss and net loss attributable to shareholders of Sandstorm for the three months ended September 30, 2013 and June 30, 2013 decreased by $0.1 million and $2.0 million respectively, and increased by $5.4 million for the three month period ended March 31, 2013. Total assets at June 30, 2013 and at September 30, 2013 decreased by $0.3 million and $0.2 million respectively.*

Three Months Ended December 31, 2013
Compared to the Three Months Ended December 31, 2012

For the three months ended December 31, 2013, net loss and cash flow from operations were $39.9 million and $8.1 million, respectively, compared with net income and cash flow from operations of $7.4 million and $6.5 million for the comparable period in 2012. The change is attributable to a combination of factors including:

↳ Non-cash impairment charges of $52.2 million relating to the Serra Pelada Gold Stream recorded during the three months ended December 31, 2013;

↳ A $4.2 million increase in depletion expense largely driven by an increase in gold ounces sold and the inclusion of the royalty revenue and related depletion expense from the consolidation of Premier Royalty's financial results;

↳ A $1.4 million increase in severance costs largely related to the Company's cost cutting initiatives; partially offset by

↳ A $13.3 million income tax recovery largely related to the non-cash impairment charge recognized on the Serra Pelada Gold Stream;

↳ A $0.9 million decrease in employee salaries and benefits largely related to a lack of bonuses being awarded in 2013; and

↳ A number of non-recurring items recorded during the three months ended December 31, 2012, including the recognition of a $5.6 million gain which represented the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream and no such gain was recorded during the three months ended December 31, 2013.

For the three months ended December 31, 2013, revenue was $15.8 million compared with $12.4 million for the comparable period in 2012.

The increase is largely attributed to a number of factors including:

↳ 45% increase in the number of gold ounces sold, due to:

i. An additional 2,072 ounces in gold sales from the Bachelor Lake Mine largely related to the mine recently reaching commercial production and the timing of shipments (whereby 542 gold ounces were in inventory at the end of the third quarter of 2013 and subsequently sold);

ii. 15% increase in gold ounces sold from the Aurizona Mine largely related to its continued ramp up of operations;

iii. 29% increase in gold ounces sold relating to the Santa Elena Mine largely related to the timing of shipments whereby 525 gold ounces were in inventory at the end of the third quarter 2013 and subsequently sold; and

↳ The recognition of $2.2 million in royalty revenue largely arising from the consolidation of Premier Royalty's financial results; partially offset by

↳ 26% decrease in the average realized selling price of gold.

Year Ended December 31, 2013
Compared to the Year Ended December 31, 2012

For the year ended December 31, 2013, net loss and cash flow from operations were $74.6 million and $32.2 million, respectively, compared with net income and cash flow from operations of $21.9 million and $37.6 million for the comparable period in 2012. The decrease in net income and cash flow from operations is attributable to a combination of factors including:

↳ A non-cash impairment charge of $52.2 million relating to the Serra Pelada Gold Stream;

↳ A non-cash impairment charge of $35.8 million on goodwill arising from the Premier Royalty business combination;

↳ A $9.6 million increase in depletion expense largely driven by an increase in gold ounces sold and the inclusion of the royalty revenue and related depletion expense from the consolidation of Premier Royalty's financial results;

↳ A $6.5 million increase in administration expenses largely driven by (i) the requirement to consolidate 100% of Premier Royalty's administration expenses as a result of the business combination; (ii) $1.9 million increase in corporate administration expenses resulting from increased corporate activity; (iii) $3.0 million increase in non-cash share based payments arising from the vesting of previously issued options/RSRs and related severance; and (iv) $1.4 million increase in severance costs largely related to the Company's cost cutting initiatives;

↳ A non-cash impairment charge of $3.2 million in 2013 arising from the conversion of the Company's Bracemac-McLeod Gold Stream into a 0.6% NSR;

↳ A $2.6 million non-cash loss primarily driven by the revaluation of the Company's investments in Premier Royalty's warrants;

↳ A $1.3 million increase in project evaluation costs primarily related to (i) costs related to the acquisition of 100% of the Premier Royalty shares and (ii) increased corporate activity;

↳ An additional $0.6 million in combined interest expense and non-cash amortization costs associated with the Company's Revolving Loan; partially offset by

↳ A $14.5 million income tax recovery largely related to the non-cash impairment charge recognized on the Serra Pelada Gold Stream;

↳ A number of non-recurring items recorded during the year ended December 31, 2012, including the recognition of a $5.6 million gain which represented the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream and no such gain was recorded during the three months ended December 31, 2013; and

↳ Fluctuations in foreign exchange rates between periods. During the year ended December 31, 2012, the Company recognized a loss of $1.7 million largely resulting from the settlement of a foreign exchange contract relating to the conversion of the Company's Canadian dollar-denominated public offering into US dollars. As there were no similar transactions during the year ended December 31, 2013, the Company did not recognize any significant foreign exchange gains/losses in net income.

For the year ended December 31, 2013, revenue was $59.8 million compared with $55.9 million for the comparable period in 2012. The increase is largely attributed to a number of factors including:

↳ The recognition of $9.2 million in royalty revenue primarily arising from the consolidation of Premier Royalty's financial results;

↳ 8% increase in the number of gold ounces sold, due to:

    i. An additional 6,028 ounces in gold sales from the Bachelor Lake Mine, as Metanor had not begun mining and processing the bulk ore sample from the mine until the end of the second quarter of 2012;

    ii. 18% increase in gold ounces sold from the Aurizona Mine largely related to its continued ramp up of operations and the timing of the receipt of shipments; partially offset by

    iii. 76% decrease in attributable gold ounces sold from the Ming Mine, primarily related to Rambler's commissioning of the copper concentrator and switch from the 1806 gold zone to the 1807 copper zone; and

↳ 16% decrease in the average realized selling price of gold.

Three Months Ended December 31, 2013 Compared to the Remaining Quarters

When comparing net loss of $39.9 million and cash flow from operations of $8.1 million for the three months ended December 31, 2013 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↳ A non-cash impairment charge of $52.2 million relating to the Serra Pelada Gold Stream recognized during the three months ended December 31, 2013;

↳ A non-cash goodwill impairment charge of $19.9 million and $15.9 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;

↳ A non-cash impairment charge of $3.2 million arising from the conversion of the Company's Bracemac-McLeod Gold Stream into a 0.6% NSR recognized during the three months ended September 30, 2013;

↳ An increase in administration expenses largely driven by the requirement to consolidate 100% of Premier Royalty's administration expenses as a result of the business combination and increased corporate activity;

↳ As a result of consolidating Premier Royalty's financial results, the Company began recognizing royalty revenue in the first quarter of 2013;

↳ Gold sales have increased over the course of the last three years as (i) the Aurizona Mine, the Santa Elena Mine, and the Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012;

↳ A gain of $5.6 million which represents the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream was recognized during the three months ended December 31, 2012; and

↳ A loss of $1.4 million primarily resulting from the settlement of a foreign exchange contract relating to the conversion of the Company's Canadian dollar-denominated public offering into US dollars was recognized during the three months ended September 30, 2012.

Change In Total Assets

The Company's total assets increased by $38.3 million from December 31, 2012 to December 31, 2013 primarily resulting from (i) the assets acquired in the Premier Royalty business combination and (ii) operating cash flows; which were partially offset by (i) the non-cash impairments described earlier and (ii) depletion expense. The Company's total assets increased by $9.0 million from September 30, 2012 to December 31, 2012 primarily resulting from operating cash flow, partially offset by depletion expense. The Company's total assets increased by $154.4 million from June 30, 2012 to September 30, 2012 primarily resulting from the Company's September 7, 2012 equity financing. Total assets increased by $11.2 million from March 31, 2012 to June 30, 2012 primarily resulting from (i) operating cash flows; and (ii) the exercise of warrants; which were partially offset by depletion expense.

Non- IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per ounce.

i. Average cash cost per ounce is calculated by dividing the Company's cost of sales (excluding depletion) by the number of ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Figure 2.2 provides a reconciliation of average cash cost of gold on a per ounce basis.

ii. Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 2.3 provides a reconciliation of cash flow from operations per share (basic and diluted).

iii. Average realized gold price per ounce is calculated by dividing the Company's sales by the number of ounces sold. The Company presents average realized gold price per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 2.4 provides a reconciliation of average realized gold price per ounce.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Figure 2.2

	Three Months Ended		Year Ended	
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Cost of Sales (excluding depletion)	$ 4,287	$ 2,973	$ 15,185	$ 11,929
Cash cost of sales is comprised of:				
Total cash cost of gold sold	4,287	2,973	15,185	11,929
Divided by:				
Total ounces of gold sold	10,523	7,243	36,146	33,514
Equals:				
Average cash cost of gold (per ounce)	$ 407	$ 410	$ 420	$ 356

Figure 2.3

	Three Months Ended		Year Ended	
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Cash generated by operating activities	$ 8,138	$ 6,504	$ 32,217	$ 37,624
Divided by:				
Basic weighted average number of shares outstanding	99,773,049	85,914,720	94,607,833	75,191,865
Diluted weighted average number of shares outstanding [1]	108,883,871	102,323,201	104,812,434	86,379,483
Equals:				
Operating cash flow per share - basic	$ 0.08	0.08	0.34	0.50
Operating cash flow per share – diluted	$ 0.08	$ 0.06	$ 0.31	$ 0.44

1. The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.

Figure 2.4

	Three Months Ended		Year Ended	
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Sales	$ 13,360	$ 12,423	$ 50,644	$ 55,943
Divided by:				
Total gold ounces sold	10,523	7,243	36,146	33,514
Equals:				
Average realized gold price per ounce	$ 1,270	$ 1,715	$ 1,401	$ 1,669

Liquidity and Capital Resources

As of December 31, 2013, the Company had cash and cash equivalents of $98.9 million (December 31, 2012 – $127.4 million) and working capital of $98.1 million (December 31, 2012 – $141.5 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company's normal operating requirements on an ongoing basis.

During the year ended December 31, 2013, the Company generated operating cash flows of $32.2 million compared with $37.6 million during the comparable year in 2012, with the difference being primarily attributable to (i) a decrease in the realized selling price of gold; and (ii) an increase in corporate activity; partially offset by an increase in gold ounces sold.

During the year ended December 31, 2013, the Company had cash outflows from investing activities of $67.4 million, which were primarily the result of (i) the Company's acquisition of the Entrée Gold Stream; (ii) a $10 million loan to Luna to be used towards the Phase 1 Expansion and exploration activities; (iii) the upfront payments of $5.0 million to Columbus Gold Corp. and $3.2 million to Canadian Zinc Corp. in connection with the their respective royalties; partially offset by (i) the receipt of a $15.0 million payment in connection with the Serra Pelada back-to-back agreement with Sandstorm Metals & Energy; and (ii) the Premier Royalty cash obtained in the acquisition of Premier Royalty, offset by the cash paid by Sandstorm in the making of the Premier Royalty acquisition. During the year ended December 31, 2012, the Company had net cash outflows relating to investing activities of $79.4 million, which were primarily the result of (i) the upfront payment of $60.0 million related to the Serra Pelada Gold Stream; (ii) $15.0 million payment in connection with the back-back agreement with Sandstorm Metals & Energy; (iii) upfront payments of $8.0 million to Donner, $7.5 million to Magellan and $6.0 million to Solitario in connection with their respective Gold Stream and royalties; (iv) $9.0 million relating to the acquisition of investments; and (v) $4.0 million in a loan advance. These cash outflows were partially offset by cash inflows of (i) $24.4 million payment received from Brigus; and (ii) $9.4 million resulting from the disposal of investments.

During the year ended December 31, 2013, the Company had net cash inflows from financing activities of $9.6 million, which were primarily comprised of $11.4 million in proceeds from the exercise of warrants. During the year ended December 31, 2012, the Company had net cash inflows from financing activities of $157.7 million largely attributed to the Company's 2012 equity financing partially offset by share issuance costs.

Contractual Obligations

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [5,6]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$509
Deflector	2.6%	$500
Entrée (Gold)	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1. Subject to an annual inflationary adjustment except for Ming

2. For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3. For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4. For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $350 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to $450 and the then prevailing market price of gold for the underground mine.

5. For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.

6. For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

As at December 31, 2013, the Company had paid $4.9 million and will contribute another $5.1 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2014 – 2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

Share Capital

On May 9, 2012, the Company completed a five-for-one consolidation (the "Consolidation") of the Company's common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation were consolidated to 69,931,771 common shares. The Company's outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

All comparative period information has been adjusted to reflect this Consolidation.

On September 7, 2012 the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit, for gross proceeds of C$150.1 million ($153.5 million). Each unit was comprised of one common share of the Company and one-third of one listed warrant (SSL.WT.B). In connection with the offering, the Company paid agent fees of C$7.5 million ($7.7 million), representing 5% of the gross proceeds. The amount attributable to common shares was $145.6 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering have been and continue to be used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

As of March 10, 2014 the Company had 104,539,896 common shares outstanding.

A summary of the Company's share purchase options as of March 10, 2014 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,323,500	1,323,500	$3.40	November 26, 2015
91,000	60,668	$6.30	August 25, 2016
1,139,500	756,670	$6.35	November 25, 2016
402,133	402,133	$16.345	December 11, 2017
150,000	50,001	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
3,987,133	**3,474,472**	**$5.46**	

A summary of the Company's warrants as of March 10, 2014 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT	34,052,728	$0.60	–	–	6,810,546	$3.00	APR 23, 2014
SSL.WT.C	–	–	238,345	$13.79	238,345	$13.79	OCT 7, 2014
–	–	–	145,000	C$17.38	145,000	$17.38	NOV 9, 2014
–	–	–	563,303	C$12.07	563,303	$12.07	DEC 4, 2014
–	–	–	108,750	C$13.79	108,750	$13.79	JAN 17, 2015
SSL.WT.A	19,662,599	$1.00	–	–	3,932,521	$5.00	OCT 19, 2015
–	–	–	1,155,873	C$13.79	1,155,873	$13.79	DEC 4, 2016
–	–	–	72,500	C$17.24	72,500	$17.24	FEB 28, 2016
SSL.WT.B	–	–	5,002,500	$14.00	5,002,500	$14.00	SEP 7, 2017
	53,715,327		**8,296,294**		**18,029,338**		

The Company has 456,266 Restricted Share Rights ("RSRs") outstanding as at March 10, 2014.

Key Management Personnel Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended December 31, 2013	Year Ended December 31, 2012
Short-term employee salaries and benefits	$ 1,636	$ 2,875
Share-based payments	2,898	1,286
Accelerated share-based payments arising on termination and other severance costs	1,893	–
Total key management compensation expense	**$ 6,427**	**$ 4,161**

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, trade and other payables and common share purchase warrants of Premier Royalty. All financial instruments are initially recorded at fair value.

CREDIT RISK ⋮ The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, and loan receivable in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant.

CURRENCY RISK ⋮ The Company is exposed to the fluctuations of the Canadian to U.S. dollar from time to time as it holds investments denominated in the Canadian dollar. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2013, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net (loss) income by $3.5 million and other comprehensive (loss) income by $0.8 million, respectively.

OTHER RISKS ⋮ Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at December 31, 2013, of $13.0 million (December 31, 2012 - $7.5 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company's exposure to these risks has not changed significantly from the prior year.

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 10, 2014, which is available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS ⋮ To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Deflector Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Premier Royalty portfolio of royalties, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, and the Bracemac-McLeod Mine (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

NO CONTROL OVER MINING OPERATIONS ⋮ The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to

suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently.

GOVERNMENT REGULATIONS The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS The Aurizona Mine and the Serra Pelada Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Mine is located in Australia, the Gualcamayo Mine is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Australia, Argentina, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada Gold Stream cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, take any unfavourable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

INCOME TAXES The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased level of income tax. The Company's international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company's Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Defector, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary

and therefore, may subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

GOLD PRICES : The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $509 per ounce in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $400 per ounce in the case of the Aurizona Gold Stream, $350 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold.

SOLVENCY RISK : The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

Other

CRITICAL ACCOUNTING ESTIMATES : The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Note 3 of the Company's 2013 annual consolidated financial statements describes all of the significant accounting policies.

DISCLOSURE CONTROLS AND PROCEDURES : Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Conduct, our Stock Trading Policy, our Corporate Governance, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes:

↳ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↳ providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with IFRS as issued by the IASB;

↳ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013 based on the criteria set forth in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2013, the Company's internal control over financial reporting is effective and no material weaknesses were identified. The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte LLP, the Company's Independent Registered Public Accounting Firm, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2013, and have also issued a report on the internal controls over financial reporting based on the criteria established in the *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

During the year ended December 31, 2013, the Company acquired 100% of the common shares of Premier Royalty and as such the Company has excluded from its assessment the internal control over financial reporting of Premier Royalty. Premier Royalty's financial statements constitute 24% and 50% of net and total assets, and 14% of total revenue and 2% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2013.

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2013, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes In Accounting Policies

ADOPTION OF ACCOUNTING POLICIES ⋮ The International Accounting Standards Board ("IASB") issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

↪ IFRS 10, Consolidated Financial Statements;

↪ IFRS 11, Joint Arrangements;

↪ IFRS 12, Disclosure of Interests in Other Entities;

↪ IFRS 13, Fair Value Measurement;

↪ Amended IAS 27, Separate Financial Statements; and

↪ Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

Effective January 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the consolidated financial statements.

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, Mt. Hamilton mine, or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2013 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing eight Gold Streams and 27 royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility
For Financial Reporting

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP have full and free access to the Audit Committee.

"Nolan Watson"
President & Chief Executive Officer

MARCH 10, 2014

"Erfan Kazemi"
Chief Financial Officer

MARCH 10, 2014

Report Of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ Deloitte LLP
Chartered Accountants

MARCH 10, 2014
Vancouver, Canada

Report Of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the internal control over financial reporting of Sandstorm Gold Ltd. and subsidiaries (the "Company") as of December 31, 2013, based on the criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Premier Royalty Inc. ("Premier Royalty") which was acquired in January 2013. Premier Royalty's financial statements constitute 24% and 50% of net and total assets, and 14% of total revenue and 2% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2013. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control — Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 10, 2014 expressed an unqualified opinion on those financial statements.

/S/ Deloitte LLP
Chartered Accountants

MARCH 10, 2014
Vancouver, Canada

CONSOLIDATED STATEMENTS | **FINANCIAL POSITION**   Expressed in U.S. dollars ($000s)

ASSETS	Note	December 31, 2013		December 31, 2012
Current				
Cash and cash equivalents		$ 98,936	$	127,359
Trade receivables and other		2,625		381
Promissory note	7	–		15,000
Loan receivable	7	–		4,000
		$ 101,561	$	146,740
Non-current				
Mineral interests and royalties	7	237,940		185,000
Investments	8	12,989		7,542
Deferred financing costs	9	1,631		618
Loan receivable	7	10,302		–
Deferred income tax assets	11	14,414		386
Other		866		1,141
Total assets		**$ 379,703**	**$**	**341,427**
LIABILITIES				
Current				
Trade and other payables		$ 2,306	$	1,247
Mineral interest payable	7	–		4,000
Common share purchase warrants - Premier Royalty	6	1,127		–
		$ 3,433	$	5,247
Non-current				
Deferred income tax liability	11	6,134		–
		$ 9,567	$	5,247
EQUITY				
Share capital	10	$ 383,082	$	281,495
Reserves	10	28,188		26,852
(Deficit) retained earnings		(29,385)		27,669
Accumulated other comprehensive (loss) income		(11,749)		164
Total equity attributable to shareholders of Sandstorm		$ 370,136	$	336,180
Total liabilities and equity		**$ 379,703**	**$**	**341,427**

Subsequent events (Note 7)
Contractual obligations (Note 15)

ON BEHALF OF THE BOARD:

"Nolan Watson", Director   *"David DeWitt", Director*

- The accompanying notes are an integral part of these consolidated financial statements -

CONSOLIDATED STATEMENTS : **(LOSS) INCOME**   Expressed in U.S. dollars ($000s)

	Note	Year Ended December 31, 2013	Year Ended December 31, 2012
Sales	16	$ 50,644	$ 55,943
Royalty revenue	16	9,192	–
		$ 59,836	$ 55,943
Cost of sales, excluding depletion		15,185	11,929
Depletion		23,938	14,319
Total cost of sales		$ 39,123	$ 26,248
Gross profit		20,713	29,695
Expenses and other (income)			
Administration expenses [1]	12	13,732	7,235
Project evaluation		1,843	549
Foreign exchange loss		123	1,666
Loss on revaluation of investments	8	2,561	201
Finance income		(1,112)	(146)
Finance expense		1,283	643
Other expenses		216	–
Gain on disposal of mineral interest	7	–	(5,630)
Goodwill impairment	6	35,808	–
Mineral interest impairment	7	55,370	–
(Loss) income before taxes		$ (89,111)	$ 25,177
Income tax (recovery) expense	11	(14,482)	3,250
Net (loss) income for the year		$ (74,629)	$ 21,927
Net (loss) income attributable to			
Shareholders of Sandstorm		(73,752)	21,927
Non-controlling interests	6	(877)	–
Net (loss) income for the year		**(74,629)**	**21,927**
Basic earnings per share		$ (0.78)	$ 0.29
Diluted earnings per share		$ (0.78)	$ 0.25
Weighted average number of common shares outstanding			
Basic	10 (f)	94,607,833	75,191,865
Diluted	10 (f)	94,607,833	86,379,483
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses.		4,670	1,705

- The accompanying notes are an integral part of these consolidated financial statements -

CONSOLIDATED STATEMENTS **COMPREHENSIVE (LOSS) INCOME**

Expressed in U.S. dollars ($000s)

	Note		Year Ended December 31, 2013		Year Ended December 31, 2012
Net (loss) income for the year		$	(74,629)	$	21,927
Other comprehensive (loss) income for the year					
Items that may subsequently be re-classified to net (loss) income:					
Currency translation differences			(5,145)		-
Items that will not subsequently be re-classified to net (loss) income:					
Unrealized (loss) gain on investments	8		(7,922)		151
Total other comprehensive (loss) income for the year			(13,067)		151
Total comprehensive (loss) income for the year		**$**	**(87,696)**	**$**	**21,776**
Total other comprehensive (loss) income attributable to:					
Shareholders of Sandstorm			(11,913)		151
Non-controlling interests			(1,154)		-
		$	**(13,067)**	**$**	**151**
Total comprehensive (loss) income attributable to:					
Shareholders of Sandstorm			(85,665)		21,776
Non-controlling interests			(2,031)		-
Total comprehensive (loss) income for the year		**$**	**(87,696)**	**$**	**21,776**

- The accompanying notes are an integral part of these consolidated financial statements -

CONSOLIDATED STATEMENTS : **CASH FLOWS**   Expressed in U.S. dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2013	Year Ended December 31, 2012
Operating activities			
Net (loss) income for the year		$ (74,629)	$ 21,927
Items not affecting cash:			
» Goodwill impairment		35,808	–
» Depletion, depreciation and financing amortization		24,736	14,715
» Mineral interest impairment		55,370	(5,630)
» Deferred income tax (recovery) expense		(15,512)	3,250
» Share-based payment		4,670	1,705
» Loss on revaluation of investments	8	2,572	200
» Unrealized foreign exchange loss		347	1,639
Changes in non-cash working capital	13	(1,145)	(182)
		$ **32,217**	$ **37,624**
Investing activities			
Acquisition of mineral interests and royalties	7	(71,092)	(85,080)
Acquisition of investments and other assets	8	(15,738)	(9,153)
Repurchase of Mineral Interest		–	24,397
Funds received (advanced) from promissory note	7	15,000	(15,000)
Loan issuance	7	(10,000)	(4,000)
Proceeds on disposal of investments	8	339	9,392
Acquisition of Premier Royalty, net of cash acquired of $39.9 million	6	14,099	–
		$ **(67,392)**	$ **(79,444)**
Financing activities			
Proceeds on equity financings and exercise of warrants, options and compensation warrants	10	11,382	166,865
Share issue costs	10	(394)	(8,232)
Deferred financing costs	9	(1,375)	(903)
		$ **9,613**	$ **157,730**
Effect of exchange rate changes on cash		(2,861)	(1,624)
Net (decrease) increase in cash and cash equivalents		(28,423)	114,286
Cash and cash equivalents – beginning of the year		127,359	13,073
Cash and cash equivalents – end of the year		$ **98,936**	$ **127,359**
Cash and cash equivalents, at the end of the year			
Cash at bank		$ 57,676	$ 31,391
Short-term deposit		$ 41,260	$ 95,968

Supplemental cash flow information (Note 13)

- The accompanying notes are an integral part of these consolidated financial statements -

CONSOLIDATED STATEMENTS | **CHANGES IN EQUITY**   Expressed in U.S. dollars ($000s)

	Note	Number	Amount	Share Options	Share Purchase Warrants	Compensation Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling interest	Total
		Share Capital		Reserves						
At January 1, 2012		66,340,014	125,466	2,633	17,444	358	5,742	315	–	151,958
Shares issued		15,007,500	145,607	–	7,874	–	–	–	–	153,481
Shares issued on exercise of compensation warrants		245,510	528	–	234	(358)	–	–	–	404
Options exercised		413,000	1,156	(199)	–	–	–	–	–	957
Share based payment		–	–	1,705	–	–	–	–	–	1,705
Share issue costs (net of tax)		–	(6,124)	–	–	–	–	–	–	(6,124)
Shares issued on exercise of warrants	10(c)	4,003,864	14,862	–	(2,839)	–	–	–	–	12,023
Total comprehensive income		–	–	–	–	–	21,927	(151)	–	21,776
At December 31, 2012		**86,009,888**	**$ 281,495**	**$ 4,139**	**$ 22,713**	**$ –**	**$ 27,669**	**$ 164**	**–**	**$ 336,180**
Shares issued on exercise of warrants	10(c)	3,753,029	13,868	–	(2,608)	–	–	–	–	11,260
Options exercised		36,500	130	(8)	–	–	–	–	–	122
Special Warrants issued on acquisition of Premier Royalty	10(d)	–	–	–	64,394	–	–	–	39,974	104,368
Shares issued on exercise of Special Warrants	10(d)	5,604,278	64,394	–	(64,394)	–	–	–	–	–
Dilution of controlling interest in Premier Royalty		–	–	–	–	–	–	–	1,367	1,367
Acquisition of non-controlling interest of Premier Royalty	6	4,618,109	23,256	–	–	–	16,698	–	(39,954)	–
Share issue costs (net of tax of $259)		–	(135)	–	–	–	–	–	–	(135)
Vesting of restricted stock rights		6,334	74	(74)	–	–	–	–	–	–
Share based payment		–	–	4,026	–	–	–	–	644	4,670
Net (loss) for the year		–	–	–	–	–	(73,752)	–	(877)	(74,629)
Other comprehensive loss		–	–	–	–	–	–	(11,913)	(1,154)	(13,067)
At December 31, 2013		**100,028,138**	**$ 383,082**	**$ 8,083**	**$ 20,105**	**$ –**	**$ (29,385)**	**$ (11,749)**	**$ –**	**$ 370,136**

– The accompanying notes are an integral part of these consolidated financial statements –

|

Notes to the Consolidated
Financial Statements

—

December 31, 2013
Expressed in U.S. dollars

1. *Nature Of Operations*

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams") from companies that have advanced stage development projects or operating mines. In return for making an up front payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on March 10, 2014.

2. *Adoption Of Accounting Policies*

The International Accounting Standards Board ("IASB") issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following:

- ↪ IFRS 10, Consolidated Financial Statements;

- ↪ IFRS 11, Joint Arrangements;

- ↪ IFRS 12, Disclosure of Interests in Other Entities;

- ↪ IFRS 13, Fair Value Measurement;

- ↪ Amended IAS 27, Separate Financial Statements; and

- ↪ Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

Effective January 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the consolidated financial statements.

3. *Summary of Significant Accounting Policies*

A STATEMENT OF COMPLIANCE These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

B BASIS OF PRESENTATION These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C PRINCIPLES OF CONSOLIDATION These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd, Sandstorm Gold (US) Inc, Sandstorm Gold (Luxembourg) S.A.R.L., Sandstorm Gold (Canada) Holdings Ltd., Whirlwind Capital Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty Inc., and Premier Royalty U.S.A. Inc. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D BUSINESS COMBINATIONS On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the consolidated statement of financial position.

E GOODWILL The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

F MINERAL INTEREST AND ROYALTIES Agreements for which settlements are called for in gold, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. For those mineral interests that have commenced production, all costs associated with mineral interests are depleted and no amounts would remain classified as non-depletable.

The acquisition costs of acquired resources and exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. The value of the exploration potential is classified as non-depletable and accounted for in accordance with IFRS 6, *Exploration and Evaluation of Mineral Resources* until such time as the technical feasibility and commercial viability have been established at which point the value of the exploration potential is classified as either depletable or non-depletable in accordance with IAS16, *Property, Plant and Equipment*.

G ⋮ IMPAIRMENT OF MINERAL INTERESTS ⋮ Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves compiled by qualified persons. Estimated sales prices are determined using an average of long-term metal price forecasts by analysts. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

H ⋮ REVENUE RECOGNITION ⋮ Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured.

I ⋮ FOREIGN CURRENCY TRANSLATION ⋮ The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd., Sandstorm Gold (US) Inc., Sandstorm Gold (Luxembourg) S.A.R.L., Sandstorm Gold (Canada) Holdings Ltd., Whirlwind Capital Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc. and, Premier Royalty U.S.A. Inc., the functional currency is the U.S. dollar.

For Premier Royalty Inc. and Inversiones Mineras Australes S.A., the functional currencies of these subsidiaries are the Canadian dollar and Argentine Peso, respectively. To translate Premier Royalty Inc. and Inversiones Mineras Australes S.A. to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the exchange rate at the dates of transactions. All resulting exchange differences are recognized in Other comprehensive (loss) income.

Transactions in foreign currencies are initially recorded in the entity's functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

J FINANCIAL INSTRUMENTS The Company has adopted IFRS 9, Financial Instruments, effective January 1, 2010. The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, trade and other payables, mineral interest payable and promissory note and common share purchase warrants. All financial instruments are initially recorded at fair value and designated as follows:

Investments in common shares held are classified as fair value through other comprehensive income ("FVTOCI"), as these are held for long-term strategic purposes and provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Cash and cash equivalents, loan receivable, trade receivables and other are classified as financial assets at amortized cost and mineral interest payable and trade and other payables are classified as other financial liabilities and these are measured at amortized cost using the effective interest method.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss ("FVTPL") These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net (loss) income under the classification of other (income) expense.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value for FVTPL financial instruments are included in net income (loss) in the period they occur.

Common share purchase warrants, which provide the holder the right to settle in cash, are considered derivative instruments. As such, they are classified as financial liabilities measured at FVTPL and are re-measured at fair value at the end of each reporting period with all changes being recognized as a component net (loss) income under the classification of other (income) expense.

K IMPAIRMENT OF FINANCIAL ASSETS The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss for a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rates. Impairment losses are recognized in profit and loss. For financial assets measured at amortized cost, any reversal of impairment is recognized in profit and loss.

L INVENTORY Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the Gold Stream and depletion of the applicable mineral interest.

M CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

N : INCOME TAXES : Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

O : SHARE CAPITAL AND SHARE PURCHASE WARRANTS : The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in U.S. dollars on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

P : EARNINGS PER SHARE : Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

Q : SHARE BASED PAYMENTS : The Company recognizes a stock based compensation expense for all share purchase options and restricted share rights ("RSR's") awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing mode ("BSM") with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The BSM requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company, the expected term is estimated using historical exercise data, and the expected number of equity instruments expected to vest is estimated using historical forfeiture data.

R RELATED PARTY TRANSACTIONS Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

S SEGMENT REPORTING An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments' results are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

4. *Key Sources of Estimation Uncertainty and Critical Accounting Judgments*

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A ACCOUNTING FOR MINERAL INTERESTS The Company's business is the acquisition of Gold Streams. Management accounts for these agreements as mineral interests as they consider the associated mining risks when evaluating the assets to be acquired and assessing the mineral interests over the life of the related mine.

B ATTRIBUTABLE RESERVE AND RESOURCE ESTIMATES Mineral Interests are a significant asset of the Company, with a carrying value of $237.9 million at December 31, 2013 (2012: $185.0 million). This amount represents the capitalized expenditures related to the acquisition of the gold interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company's gold interests and depletion charges.

C DEPLETION The Company's gold interests are depleted on a units-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company's gold interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used. Changes to depletion rates are accounted for prospectively.

D INCOME TAXES The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

E : IMPAIRMENT OF ASSETS : Management considers each gold interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each gold interest to determine whether there is any indication that those gold interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the gold interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each gold interest is the higher of fair value less costs to sell ("Fair Value approach") and value in use ("Value-in-use approach").

Under the Fair Value approach, the net asset value ("NAV") methodology is used to determine the fair value that could be received from each gold interest in an arm's length transaction at the measurement date. NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category, and, or, if appropriate, a liquidation scenario of the underlying assets with reference to external publications. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Gold Stream and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a gold interest.

Under the Value-in-use approach, the net present value ("NPV") methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company's weighted average cost of capital, adjusted for various risks. The expected future cash flows are management's best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired silver and gold interests. Expected future revenues also reflect management's estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream, as disclosed in note 15 to the financial statements.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net (loss) income.

At December 31, 2013, the Company recorded an impairment charge of $55.4 million. No impairment charges were recorded at December 31, 2012.

5. *Financial Instruments*

CAPITAL RISK MANAGEMENT The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $370.1 million ($336.2 million – December 31, 2012) of equity attributable to common shareholders, comprising of issued capital (note 10), accumulated reserves (note 10) and (deficit) retained earnings. The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (note 9). The Company is in compliance with the debt covenants described in note 9 as at December 31, 2013.

FAIR VALUE ESTIMATION The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s		Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Unobservable inputs (Level 3)
Long-term investments – *common shares held*	$	8,804	$	8,804	$	–	$	–
Long-term investments – *convertible debt*		4,185	$	–	$	4,185	$	–
	$	12,989		8,804		4,185		–
Common share purchase warrants- Premier Royalty	$	1,127	$	–	$	1,127	$	–

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loan receivable, and trade and other payables, approximate their carrying values at December 31, 2013.

CURRENCY RISK Financial instruments that impact the company's net (loss) income or other comprehensive (loss) income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables and common share purchase warrants denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2013, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net (loss) income by $3.5 million and other comprehensive (loss) income by $0.8 million, respectively.

6. Acquisition of Premier Royalty

During the year ended December 31, 2013 and through a series of transactions, the Company acquired 100% of the common shares of Premier Royalty Inc. ("Premier Royalty").

The Company initially acquired a controlling position in Premier Royalty in January 2013, when the Company acquired 46.7 million common shares and 7.0 million warrants of Premier Royalty or 59.9% of the then currently issued and outstanding shares. In acquiring this initial position, the Company entered into a share purchase agreement (the "Agreement") with Premier Gold Mines Ltd. ("Premier Gold"). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5.6 million special warrants ("Special Warrants") each being exercisable into one common share of Sandstorm for no additional consideration. As at December 31, 2013, Premier Gold had exercised all of the Special Warrants.

Subsequently, on October 4, 2013, the Company closed an arrangement agreement (the "Arrangement Agreement") whereby Sandstorm acquired the remaining common shares of Premier Royalty which combined with its existing position resulted in Sandstorm owning 100% of the outstanding common shares of Premier Royalty. Under the Arrangement Agreement, Premier Royalty shareholders received common shares of Sandstorm (the "Sandstorm Shares") on the basis of 0.145 of a Sandstorm Share for each Premier Royalty common share held, or 4,618,109 shares to the shareholders of Premier Royalty for a total value of approximately of $23.3 million (the "Additional Consideration"). As the Company consolidated the operations of Premier Royalty from the date of its original acquisition on January 30, 2013, the difference between the Additional Consideration of $23.3 million and the non-controlling interest resulted in an increase to equity of $16.7 million.

As a result of acquiring a controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company consolidated all the operating results of Premier Royalty from the acquisition date (January 30, 2013) and these consolidated financial statements include the results for both companies.

In accordance with IFRS 3 – Business Combinations, the initial consideration of $90.2 million for a 59.9% controlling interest, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants, was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows:

Purchase price:		January 30, 2013
Fair value of 5,604,277 Special Warrants	$	64,394
Cash paid		25,812
	$	**90,206**

Allocation of purchase price:		
Cash	$	39,911
Accounts receivable and other		2,282
Royalty interests in mineral properties		61,596
Premier Royalty common share purchase warrants		877
Goodwill		36,813
Accounts payable and accruals		(1,298)
Redeemable warrants		(1,130)
Deferred income tax liability		(8,871)
Non-controlling interest		(39,974)
	$	**90,206**

An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the royalty interests in mineral properties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties. The excess of the total consideration transferred and the non-controlling interest over the identifiable assets acquired and the liabilities assumed has been recorded as goodwill. The non-controlling interest was measured as the non-controlling interests' proportionate share of Premier's net identifiable assets.

During the year ended December 31, 2013, the Company revised its preliminary estimate of the fair value of the Premier Royalty common share purchase warrants, royalty interests and assets held for sale as at January 30, 2013. This resulted in a reduction of royalty interests of $11.2 million, assets held for sale of $4.3 million, and deferred income tax liability of $1.1 million with the difference being attributed to an increase in goodwill of $14.4 million. The Company also decreased its preliminary estimate of the Premier Royalty Warrants held by the Company by $2.7 million and increased its estimate of the non-controlling interest by $2.9 million with the difference of $0.2 million being recorded as a reduction of goodwill. These adjustments were accounted for retrospectively as if they had occurred at the acquisition date. As a result, the reduction of the preliminary estimate of the Premier Royalty Warrants held by the Company resulted in a $2.7 million reduction on the loss on revaluation investments previously recorded in net loss (income) for the year. There were no significant material changes to net (loss) income as a result of the other adjustments.

The fair value of the Premier Royalty Warrants and Premier Royalty Options at January 30, 2013 of $2.8 million were determined using a Black-Scholes model using the following weighted average assumptions:

In $000s	Premier Royalty Warrants at January 30, 2013	Premier Royalty Options at January 30, 2013
Premier Royalty common share price	C$ 1.96	C$ 1.96
Exercise price	C$ 1.95	C$ 2.37
Expected volatility	10%	10%
Risk-free interest rate	1.34%	1.43%
Expected life of warrants and options	3.10 years	2.60 years

Acquisition costs of $0.5 million have been excluded from the consideration transferred and have been recognized in net loss for the current year within project and evaluation expense. Goodwill arose on the acquisition of Premier Royalty because the cost of the combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies and an assembled workforce. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Included in net loss for the year is $39.1 million loss attributable to the results of the operations of Premier Royalty. Had the acquisition of Premier Royalty been effected at January 1, 2013, the royalty revenue of the Company would have been $9.5 million and the net loss for the year would have been $74.4 million. The Company considers these "pro-forma" numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison to future periods.

As a result of obtaining 100% of the common shares of Premier Royalty, Sandstorm adds a number of royalty assets to its portfolio along with over $30.0 million in cash.

GOODWILL IMPAIRMENT : The Company completed its annual impairment test for the goodwill which arose on the purchase of a controlling interest in Premier Royalty in March 2013 and in subsequent quarters identified impairment indicators and concluded the carrying value of the net assets acquired exceeded the recoverable amount. The recoverable amount was determined by the fair value less costs of disposal method, using quoted market prices for the common shares of Premier Royalty. The Company recognized a total impairment charge of $35.8 million during the year ended December 31, 2013.

A reconciliation of the goodwill for the year ended December 31, 2013 is set out below:

In $000s	Carrying Amount
At December 31, 2012	$ –
Acquisition of Premier Royalty	36,813
Adjustment on currency translation	(1,005)
Impairment charge	(35,808)
At December 31, 2013	**$ –**

In the first quarter of 2013, the Company had previously recognized a goodwill impairment of $14.0 million. As a result of the adjustments to the preliminary purchase price allocation described above, which were applied retrospectively, the goodwill impairment for the first quarter of 2013 increased to $19.9 million.

7. Mineral Interests and Royalties

A : CARRYING AMOUNT

As of and for the year ended December 31, 2013:

In $000s	Cost					Accumulated Depletion				Carrying Amount
	Opening	Additions	Impairment	Foreign exchange translation	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	
Aurizona, Brazil	21,500	4,320	–	–	25,820	3,026	1,267	–	4,293	21,527
Bachelor Lake, Canada	22,171	500	–	–	22,671	652	4,315	(50)	4,917	17,754
Black Fox, Canada	37,758	–	–	–	37,758	8,299	5,645	(28)	13,916	23,842
Hugo North Extension and Heruga, Mongolia	–	37,580	–	–	37,580	–	–	–	–	37,580
Ming, Canada	20,068	–	–	–	20,068	3,145	872	–	4,017	16,051
Santa Elena, Mexico	13,342	–	–	–	13,342	4,405	3,324	–	7,731	5,611
Serra Pelada, Brazil	60,181	23	(52,204)	–	8,000	–	–	–	–	8,000
Royalties [1]	25,973	86,108	(3,166)	(2,430)	106,485	–	8,515	–	8,515	97,970
Other [2]	4,277	6,068	–	–	10,345	740	–	–	740	9,605
Total	**205,270**	**134,599**	**(55,370)**	**(2,430)**	**282,069**	**20,269**	**23,938**	**(78)**	**44,129**	**237,940**

1. *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, and Premier Royalty interests.*

2. *Includes Deflector and Summit.*

As of and for the year ended December 31, 2012:

In $000s	Cost				Accumulated Depletion				Carrying Amount
	Opening	Additions	Buyback	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	
Aurizona, Brazil	$ 19,977	$ 1,523	$ -	$ 21,500	$ 1,328	$ 1,698	$ -	$ 3,026	$ 18,474
Bachelor Lake, Canada	20,845	1,326	-	22,171	-	599	53	652	21,517
Black Fox, Canada	56,524	-	(18,766)	37,758	2,614	5,659	25	8,299	29,458
Ming, Canada	20,068	-	-	20,068	-	3,145	-	3,145	16,923
Santa Elena, Mexico	13,342	-	-	13,342	1,473	2,932	-	4,405	8,937
Serra Pelada, Brazil	-	60,181	-	60,181	-	-	-	-	60,181
Royalties [1]	32	25,941	-	25,973	-	-	-	-	60,181
Other [2]	4,063	214	-	4,277	454	286	-	740	3,323
Total	$ 134,851	$ 89,185	$ (18,766)	$ 205,270	$ 5,869	$ 14,319	$ 78	$ 20,269	$ 185,000

1. *Includes Bracemac-McLeod, Coringa, and Mt. Hamilton.*

2. *Includes Deflector and Summit.*

B ACQUISITIONS AND UPDATES

ACQUISITION *Premier Royalty* As a result of acquiring a controlling interest in Premier Royalty (note 6), the Company has consolidated Premier Royalty's mineral interests in the consolidated financial statements. A number of the royalty interests are summarized below:

↳ 1% NSR on gold produced from AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery project in the Republic of South Africa;

↳ 1% NSR on certain mining claims which comprise the Thunder Creek deposit of the Timmins West mine and ancillary lands, located in Timmins, Ontario;

↳ 1% NSR on Yamana Gold Inc.'s Gualcamayo gold mine, which is located in San Juan, Argentina; and

↳ 1.5% NSR on Newmont Mining Corporation's Emigrant Springs project, which is located in Nevada, United States of America.

Prior to the Company acquiring a controlling interest in Premier Royalty, Premier Royalty issued warrants to purchase up to 1.0 million common shares of Premier Royalty at an exercise price of C$2.52 per Premier Royalty share, expiring on November 9, 2014. The holder of the warrants has the right, on 30 days prior written notice, to require the Company to purchase for cancellation all outstanding warrants for a price of C$1.25 per warrant prior to expiry. A financial liability has been recorded for the Premier Royalty common share purchase warrants and has been valued using an annual discount rate of 5% during its two year term.

ACQUISITION *Entrée Gold Inc.* Sandstorm has a Gold Stream with Entrée Gold Inc. ("Entrée") to purchase an amount equal to 25.7% and 33.8% of Entrée's 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively).

For consideration, during the year ended December 31, 2013, the Company paid an upfront cash deposit of $35.0 million and will make ongoing per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments).

The Company also entered into an agreement with Entree, to purchase an amount equal to 2.5% of Entrée's 20% share of the copper produced from Hugo North Extension and Heruga, for an upfront payment of $5.0 million. Concurrently, the Company entered into a purchase agreement with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy") to sell all of the copper purchased from Entrée in return for Sandstorm Metals & Energy making a payment of $5.0 million in shares to Sandstorm Gold and remitting the ongoing per pound payments.

The Company also acquired a 0.4% NSR on the future sale of any metals and minerals derived from a portion of the Ann Mason project (which includes the Ann Mason and Blue Hill deposits) in Nevada (the "Ann Mason Project"). In consideration for the royalty, Sandstorm made a $5.0 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project.

ACQUISITION ⋮ *Other Royalties* ⋮ During the year ended December 31, 2013, the Company acquired a 1.0% NSR on the Paul Isnard gold project ("Paul Isnard" or the "Paul Isnard Project") which is located in French Guiana and owned by Columbus Gold Corp. ("Columbus Gold"). For consideration, Sandstorm made an upfront payment of $5.0 million to acquire the royalty. As part of the agreement, Columbus Gold has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Paul Isnard Project.

During the year ended December 31, 2013, the Company acquired a 1.2% precious metal NSR on the Prairie Creek project ("Prairie Creek" or the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). As consideration, Sandstorm has made a cash payment to Canadian Zinc of $3.2 million via a back-to-back agreement with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy"). In addition, Canadian Zinc has provided Sandstorm, via a back-to-back agreement, with a right of first refusal on any future precious metal royalty or commodity stream financing for the Prairie Creek Project.

ACQUISITION ⋮ *Subsequent Event* ⋮ Subsequent to year end, the Company exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm agreed to make an upfront payment of $10 million and will continue to make ongoing per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to $450.

UPDATE ⋮ *Aurizona Mine* ⋮ The Company has paid $4.9 million and will contribute another $5.1 million in capital towards the phase one production expansion project ("Phase 1 Expansion") at Luna Gold Corp.'s ("Luna") open-pit Aurizona mine ("Aurizona Mine"). Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In addition, the Company remitted a $10.0 million loan to Luna in accordance with its previously announced commitment to issue a non-revolving loan facility to the company. The Loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I Expansion and exploration activities at Luna's Aurizona Mine.

UPDATE ⋮ *Bracemac-McLeod Mine* ⋮ Sandstorm has a 0.6% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore Xstrata plc ("Glencore").

Sandstorm previously entered into a Gold Stream agreement with Donner Metals Ltd. ("Donner"), but when Donner announced its inability to meet the cash calls under their operating agreement with Glencore, Sandstorm converted its Gold Stream into a 0.6% NSR.

As a result of the conversion of the Gold Stream into a 0.6% NSR, the Company recorded an impairment charge of $3.2 million during the year ended December 31, 2013. The fair value of the 0.6% NSR was calculated using a discounted cash flow model to estimate the fair value less cost of disposal. Key assumptions used in the cash flow forecasts to determine the fair value included the prices of certain minerals and production volumes at the Bracemac-McLeod Mine.

UPDATE ⋮ *Deflector Mine* ⋮ During the third quarter of 2013, Sandstorm amended its previously announced Gold Stream agreement with Mutiny Gold Ltd. (the "Amended Gold Stream"). In accordance with the Amended Gold Stream, Sandstorm has agreed to purchase an amount equal to 2.6% of the gold produced from the Deflector project in exchange for an upfront payment of $6 million which was previously remitted to Mutiny.

UPDATE ⋮ *Colossus Minerals Inc.* ⋮ The Company has agreed to receive a 1.6% NSR based on a 100% of the production from the Serra Pelada mine located in Para, Brazil (the "Serra Pelada Mine") which is owned and operated by Colossus Minerals Inc. ("Colossus").

Sandstorm previously entered into a Gold Stream agreement with Colossus, which entitled the Company to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada Mine, but in 2013 Colossus announced its inability to secure the necessary financing required to bring the mine into production. As a result and subsequent to the year ended December 31, 2013, Colossus filed a proposal under the Bankruptcy and Insolvency Act (Canada), to allow it to pursue a restructuring and a sale process with the benefit of creditor protection under Court-supervision. The terms of the court-supervised-restructuring provide for a reorganization of Colossus' capital structure through the conversion of its Gold Linked Notes and its precious metals purchase agreements with Sandstorm into equity (the "Restructuring").

As part of the Restructuring, Sandstorm has agreed to cancel its gold and platinum purchase agreements (previously entered into on September 19, 2012), in exchange for a 1.6% NSR and common shares of Colossus. The Restructuring would result in Sandstorm owning over 30% of the outstanding common shares of Colossus.

Given the development delays at Serra Pelada and the additional capital needed to bring the mine into production, the Company re-evaluated its investment in Colossus. As a result of its review and circumstances specific to certain assets, the Company recorded an impairment charge to the Serra Pelada Gold Stream in the amount of $52.2 million during the year ended December 31, 2013. The fair value less costs of disposal of the Serra Pelada Gold Stream, for impairment purposes, was determined using a liquidation scenario. Key assumptions used in the liquidation scenario included management's assessment that the Gold Stream is senior secured up to $10 million, management's best estimates of the value of the underlying assets and incorporated a reduction to the value of those assets. A change of 5% in the aforementioned reduction would increase or decrease the impairment expense by $0.8 million, respectively.

8. *Investments*

As of and for the year ended December 31, 2013:

In $000s	Fair Value January 1, 2013	Net Additions (Disposals) December 31, 2013	Fair Value Adjustment December 31, 2013	Fair Value December 31, 2013
Common shares	$ 2,518	$ 14,224	$ (7,938)	$ 8,804
Warrants	472	833	(1,305)	–
Convertible debt instrument	4,552	865	(1,232)	4,185
Total	$ **7,542**	$ **15,922**	$ **(10,475)**	$ **12,989**

During February 2013, the Company purchased 17,857,142 common shares of Entrée at a price of C$0.56 per share, which represented a premium of 27% to the trading shares on the purchase date. The Company recognized the shares at their fair value and the premium on the common shares, which represent costs to acquire the Entrée Gold Stream, were recorded within Mineral Interests on the consolidated balance sheet. The Company recognized a loss in other comprehensive income of $2.3 million on these shares during the year ended December 31, 2013.

During year ended December 31, 2013, the Company acquired common shares for total consideration of $2.2 million and recognized a loss in other comprehensive income of $0.5 million on these shares during the year ended December 31, 2013.

During the first quarter of 2013, the Company sold 2,287,500 warrants for gross proceeds of $0.3 million.

During the first quarter of 2013, the Company received 1,133,333 common shares of Sandstorm Metals & Energy at a price of C$4.31 per share. The Company recognized a loss in other comprehensive income of $3.6 million on these shares during the year ended December 31, 2013.

As further described in note 6, the Company acquired 6,965,676 warrants of Premier Royalty, of which, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014. The fair value of the Premier Royalty warrants were included as part of the consideration for the acquisition of the remaining 40.1% of Premier Royalty (note 6).

As of and for the year ended December 31, 2012:

In $000s		Fair Value January 1, 2012		Net Additions (Disposals) December 31, 2012		Fair Value Adjustment December 31, 2012		Fair Value December 31, 2012
Common shares	$	7,923	$	(5,168)	$	(237)	$	2,518
Warrants		439				33		472
Convertible debt instrument		–		4,784		(232)		4,552
Total	$	**8,362**	$	**(384)**	$	**(436)**	$	**7,542**

During the year ended December 31, 2012, the Company acquired $4.8 million of subordinated secured convertible debentures (the "Convertible Debentures") from Metanor Resources Inc. The Convertible Debentures have a 3 year term, accrue interest at a rate of 10.0% per annum, payable semi-annually, and are convertible at a price of C$0.28 per share. The Convertible Debentures are held for strategic purposes and are classified as financial assets at fair value through profit or loss.

During the year ended December 31, 2012, the Company acquired $4.2 million of common shares and warrants. The Company recognized a loss of $0.24 million on the common shares.

9. *Revolving Loan And Deferred Financing Costs*

In February 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100.0 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the "Syndicate"). The Revolving Loan includes an increase of available credit to $100.0 million from $50.0 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio less than or equal to 3.50:1, 2.50:1, and 2.00:1 for the first two years, third year and fourth year of the Revolving Loan, respectively. The Company is further required to maintain a tangible net worth greater than the aggregate of $109.7 million and 50% of positive net income for each fiscal quarter after September 30, 2012. The Revolving Loan is secured against the Company's assets, including the Company's gold interests and investments.

As of December 31, 2013, the Company was in compliance with the covenants of the revolving credit agreement and had not drawn down on its credit facility. Therefore, the full balance remains available for future acquisitions.

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the debt instrument as presented below:

As of December 31, 2013

In $000s		Cost		Additions	Accumulated Amortization		Carrying Amount
Debt issuance costs	$	910	$	1,482	$ (761)	$	1,631

As of December 31, 2012

In $000s		Cost		Additions	Accumulated Amortization		Carrying Amount
Debt issuance costs	$	893	$	17	$ (292)	$	618

10. *Share Capital and Reserves*

A SHARES ISSUED The Company is authorized to issue an unlimited number of common shares without par value.

On May 9, 2012, the Company completed a five-for-one consolidation (the "Consolidation") of the Company's common shares. All comparative period information for common shares and stock options have been adjusted to reflect this Consolidation.

B STOCK OPTIONS OF THE COMPANY The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the year are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2011	**3,870,000**	**3.95**
Granted	150,000	11.78
Exercised	(413,000)	2.29
Options outstanding at December 31, 2012	**3,607,000**	**4.47**
Exercised	(36,500)	3.40
Addition of outstanding Premier Royalty Options [1] (note 6)	416,633	16.17
Options outstanding at December 31, 2013	**3,987,133**	**5.70**

1   *The number of options and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.*

A summary of the Company's share purchase options as of December 31, 2013 are as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,325,500	1,325,500	$3.40	November 26, 2015
91,000	60,668	$6.30	August 25, 2016
1,139,000	756,670	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	50,001	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
3,987,133	**3,474,472**	**5.46**	

The weighted-average share price at date of exercise for the year ended December 31, 2013 was C$7.40 (C$10.18– year ended December 31, 2012). The weighted average remaining contractual life of the options for the year ended December 31, 2013 was 2.17 years (2.97 years – year ended December 31, 2012).

A summary of share-based payment recognized is as follows:

In $000s		Year Ended December 31, 2013		Year Ended December. 31 2012
Employees	$	4,670	$	1,705

C : SHARE PURCHASE WARRANTS

A summary of the Company's warrants and the changes for the year are as follows:

	Number of Warrants on a Pre-Consolidated Basis	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2011	**114,189,822**	**22,837,964**
Issued	5,002,500	5,002,500
Issued upon exercise of Compensation Warrants	613,775	122,755
Exercised	(20,019,326)	(4,003,865)
Warrants outstanding at December 31, 2012	**99,786,771**	**23,959,354**
Exercised	(18,765,151)	(3,753,029)
Addition of outstanding Premier Royalty Warrants [1] (note 6)	2,283,770	2,283,770
Warrants outstanding at December 31, 2013	**83,305,390**	**22,490,095**

1   *The number of options and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.*

A summary of the Company's warrants as of December 31, 2013 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT	56,356,521	$0.60	–	–	11,271,304	$3.00	APR 23, 2014
SSL.WT.C	–	–	238,344	$13.79	238,344	$13.79	OCT 7, 2014
-	–	–	145,000	$17.38	145,000	$17.38	NOV 9, 2014
-	–	–	563,303	$12.07	563,303	$12.07	DEC 4, 2014
SSL.WT.A	19,662,599	$1.00	–	–	3,932,521	$5.00	OCT 19, 2015
-	–	–	1,155,873	$13.79	1,155,873	$13.79	DEC 4, 2016
-	–	–	108,750	$13.79	108,750	$13.79	JAN 17, 2016
-	–	–	72,500	$17.24	72,500	$17.24	FEB 28, 2016
SSL.WT.B	–	–	5,002,500	$14.00	5,002,500	$14.00	SEP 7, 2017
	76,019,120		**7,286,270**		**22,490,095**		

D | SPECIAL WARRANTS

A summary of the Company's Special Warrants and the changes for the year are as follows:

	Number of Special Warrants
Special Warrants outstanding at December 31, 2012	–
Issued (note 6)	5,604,278
Exercised	(5,604,278)
Special Warrants outstanding at December 31, 2013	**–**

E | RESTRICTED SHARE RIGHTS ("RSRs") | On April 4, 2011, the Company adopted a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan, as amended during the second quarter of 2013, permits the issuance of up to a maximum of 2,800,000 RSRs.

During the year ended December 31, 2012, the Company granted 330,000 RSRs with a fair value of $3.9 million, a three year vesting term, and a weighted average grant date fair value of C$11.78 per unit. Of the 330,000 RSRs, 110,000 vested during the year ended December 31, 2013 and the underlying shares were issued.

During the year ended December 31, 2013, the Company granted 141,600 RSRs with a fair value of $0.7 million, a three to five year vesting term, and a weighted average grant date fair value of C$4.93 per unit.

F : DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

In $000s		Year Ended December 31, 2013		Year Ended December 31, 2012
Net (loss) income attributable to Shareholders of Sandstorm	$	(73,752)	$	21,927
Basic weighted average number of shares [1]		94,607,833		75,191,865
Effect of dilutive securities				
» Compensation warrants - shares		–		57,250
» Compensation warrants - warrants		–		36,835
» Stock options		–		1,838,850
» Warrants		–		9,254,683
Diluted weighted average number of common shares		**94,607,833**		**86,379,483**

1. The basic weighted average number of shares outstanding includes the issued Special Warrants (note 10 d) from the date of issuance.

The Company has a net loss for the year ended December 31, 2013; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings for the year ended December 31, 2013 as they would have been dilutive:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Stock Options	1,517,224	32,166
Warrants	8,685,443	139,742
RSRs	1,934	70,766

11. *Income Taxes*

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s		Year Ended December 31, 2013		Year Ended December 31, 2012
(Loss) income before income taxes	$	(89,111)	$	25,177
Canadian federal and provincial income tax rates		25.8%		25.0%
Income tax expense based on the above rates	$	(22,991)	$	6,924
Increase (decrease) due to:		–		
» Non-deductible expenses		1,401		412
» Permanent difference for goodwill impairment		9,489		–
» Difference between statutory and foreign tax rates		(3,518)		(4,151)
» Other		1,137	$	695
Income tax (recovery) expense	$	**(14,482)**	$	**3,250**

During the year ended December 31, 2013, the Canadian federal and provincial income tax rates increased from 25.0% to 26%.

The deferred tax assets and liabilities for the year ended December 31, 2013 are shown below:

In $000s	Year Ended December 31, 2013	Year Ended December 31, 2012
Deferred Income Tax Assets		
» Non-capital losses	8,693	2,442
» Share issue costs	1,631	3,946
» Mineral Interests and royalties	4,090	–
Total deferred income tax assets	14,414	6,388
Deferred Income Tax Liabilities		
» Mineral Interest and royalties	6,134	5,990
» Long term investments in shares and warrants	–	12
Total deferred income tax liabilities	6,134	6,002
Total deferred income tax asset, net	$ –	$ 386

The Company has deductible unused tax losses expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards- the Company	Canada	$ 33,494	2029-2033
Non-capital loss carry-forwards- Premier Royalty	Canada	$ 4,248	2028-2033

12. *Administration Expenses*

The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2013	Year Ended December 31, 2012
Corporate administration	$ 3,290	$ 1,423
Employee benefits and salaries	3,128	3,236
Professional fees	1,055	769
Severance	1,413	–
Depreciation	176	102
Administration expenses before share based compensation	$ 9,062	$ 5,530
Equity settled share based compensation (a non-cash expense)	4,100	1,705
Accelerated share-based payments arising on termination (a non-cash expense)	570	–
Total administration expenses	$ 13,732	$ 7,235

13. Supplemental Cash Flow Information

In $000s		Year Ended December 31, 2013		Year Ended December 31, 2012
Change in non-cash working capital				
» Trade receivables and other	$	(26)	$	(64)
» Trade and other payables	$	(1,119)		(43)
Net (decrease) increase in cash	$	**(1,145)**	$	**(182)**
Significant non-cash transactions:				
Issuance of Special Warrants of the Company for acquisition of Premier Royalty (note 6)	$	64,394	$	-
Receipt of common shares (note 7 (b))	$	5,000	$	-

14. Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended December 31, 2013		Year Ended December 31, 2012
Short-term employee salaries and benefits	$	1,636	$	2,875
Share-based payments		2,898		1,286
Accelerated share-based payments arising on termination and other severance costs		1,893		-
Total key management compensation expense	$	**6,427**	$	**4,161**

15. Contractual Obligations

A GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [4, 5]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$504
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1. Subject to an annual inflationary adjustment except for Ming.

2. For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3. For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4. For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.

5. For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

As at December 31, 2013, the Company had paid $4.9 million and will contribute another $5.1 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

16. Segmented Information

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of goodwill	(Loss) income before taxes	Cash from operations
Aurizona, Brazil	$ 19,264	$ –	$ 5,471	$ 1,267	$ –	$ 12,526	$ 13,793
Bachelor Lake, Canada	9,947	292	3,586	4,315	–	2,338	6,653
Black Fox, Canada	11,322	–	3,997	5,645	–	1,680	7,325
Ming, Canada	1,667	–	–	872	–	795	1,667
Santa Elena, Mexico	8,444	–	2,131	3,324	–	2,989	6,313
Serra Pelada, Brazil	–	–	–	–	(52,204)	(52,204)	–
Royalties [1]	–	8,900	–	8,515	(38,974)	(42,977)	4,017
Corporate	–	–	–	–	–	(14,258)	(7,551)
Consolidated	$ **50,644**	$ **9,192**	$ **15,185**	$ **23,938**	$ **(91,178)**	$ **(89,111)**	$ **32,217**

1   Includes Bracemac-McLeod and Premier Royalty.

For the year ended December 31, 2012

In $000s	Sales	Cost of sales (excluding depletion)	Depletion	Other income	(Loss) income before taxes	Cash from operations
Aurizona, Brazil	$ 19,271	$ 4,622	$ 1,698	$ –	$ 12,951	$ 14,574
Bachelor Lake, Canada	1,940	572	599	–	769	1,420
Black Fox, Canada	13,981	4,196	5,659	5,630	9,756	9,798
Ming, Canada	8,589	–	3,145	–	5,444	8,589
Santa Elena, Mexico	11,755	2,438	2,932	–	6,385	9,316
Summit, U.S.A	407	101	286	–	20	306
Corporate	–	–	–	–	(10,148)	(6,379)
Consolidated	$ **55,943**	$ **11,929**	$ **14,319**	$ **5,630**	$ **25,177**	$ **37,624**

Total assets as of:

In $000s	December 31, 2013	December 31, 2012
Aurizona	$ 21,537	$ 18,473
Bachelor Lake	17,754	21,570
Black Fox	23,842	29,471
Entrée	37,580	–
Ming	16,051	16,923
Santa Elena	5,611	8,937
Serra Pelada	8,000	60,181
Royalties [1]	131,006	25,972
Other [2]	9,580	3,537
Corporate	108,742	156,363
Consolidated	$ **379,703**	$ **341,427**

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason and Premier Royalty interests.

2   Includes Deflector and Summit.

CORPORATE INFO

Board of Directors:

Nolan Watson

David Awram

David De Witt

Andrew Swarthout

John P. A. Budreski

Registered & Principal Office:

Sandstorm Gold Ltd.
Suite 1400
400 Burrard Street
Vancouver, BC   V6C 3A6

Tel	604.689.0234
Toll	866.584.0234
Fax	604.689.7317

info@sandstormLTD.com
www.sandstormgold.com

Auditors:

Deloitte & Touche LLP
4 Bentall Centre – 2800
1055 Dunsmuir Street
Vancouver BC   V7X 1P4

Tel	604.669.4466
Fax	604.685.0395

Corporate Secretary:

Christine Gregory

Barbados Office:

2nd Floor
Limegrove Lifestyle Centre
Holetown, St. James
Barbados   BB24016

Transfer Agent:

Computershare Investor Services
510 Burrard Street
Vancouver, BC   V6C 3B9

Tel	604.669.4466

Stock Exchange Listings:

Toronto Stock Exchange	*TSX: SSL*
New York Stock Exchange	*NYSE.MKT: SAND*